EXHIBIT 99.66

Mercator Provides August Update on its Mineral Park Mine
All currencies in US$ unless otherwise specified.

Vancouver, British Columbia September 13, 2010 - Mercator Minerals Ltd. (“Mercator” or the “Company”) (ML: TSX) today reported that August production for its Mineral Park copper-molybdenum mine continued in line with the improved results achieved in the second quarter of 2010, producing 3,235,927 pounds of copper, a record 451,823 pounds of molybdenum and 55,976 ounces of silver during the month.  Tons processed and metal recoveries were above the prior quarter and the previous month. Molybdenum recoveries improved over the previous month of 58% to 66% in August. Copper concentrates grades averaged over 20% in August and Molybdenum concentrate grades averaged over 50%, both meet forecast. All figures herein are management estimates and are unaudited.

Mineral Park Mine

As noted above, production improvements achieved during the second quarter of 2010 were improved in July and then again in August.  Mercator expects to continue at these performance levels until the additional flotation tanks are brought on line the first of October and then, subsequently, when the Phase 2 expansion is completed.

Mercator reports that construction of the rougher flotation expansion continued on schedule with the completion of concrete and support steel, and mechanical and electrical on schedule. The tanks are scheduled for start-up the first of October and will provide additional retention time, which is expected to further improve copper and molybdenum recoveries.  All four Phase 2 ball mill shells are on site and installation is in progress. All the concrete for the Phase 2 ball mills is complete. During the month financing was arranged and an order was placed for a 35 megawatt GE LM 6000 gas turbine which when installed will supply all the power for Phase 2 production of 50,000 tons per day of mill through put. The turbine is scheduled for delivery the first of December 2010 and scheduled to be fully operational in April of 2011.

Gary Simmerman, BSc., Mining Eng. FAusIMM, Mercator’s VP Engineering, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the technical information contained in this release.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this press release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.